Exhibit 99.3

Fideicomiso Murano 2000 CIB/3001

Condensed Interim Financial Statements as of September 30, 2024, and for the nine-month periods ended September 30, 2024 and 2023

Fideicomiso Murano 2000 CIB/3001

Condensed Interim Financial Statements for 2024 and 2023

Fideicomiso Murano 2000 CIB/3001
Condensed Interim Statements of Financial Position
As of September 30, 2024 and December 31, 2023
(Mexican pesos)

	Notes	September 30, 2024	December 31, 2023
Assets
Current Assets:
Cash and cash equivalents and restricted cash	3	$185,316,115	$40,671,084
VAT receivable		205,701,561	178,307,210
Other receivables		2,614,430	16,279,845
Due from related parties	4	27,248,773	4,870,138
Prepayments		205,189	787,022
Total current assets		421,086,068	240,915,299

Property, construction in process and equipment, net	5	10,325,952,495	9,348,198,283
Guarantee deposit to related parties	4	-	812,602,920
Financial derivative instruments		-	116,923,727
Total non-current assets		10,325,952,495	10,277,724,930

Total assets		$10,747,038,563	$10,518,640,229

Liabilities and Stockholders’ Equity
Current Liabilities:
Current instalments of long-term debt	6	$-	$109,246,551
Trade accounts payable and accumulated expenses		100,827,409	116,734,944
Due to related parties	4	70,116,884	18,793,133
Contributions for future capital increase	4	156,449,411	-
Total current liabilities		327,393,704	244,774,628

Non-current Liabilities:
Long-term debt, excluding current instalments	6	-	3,842,013,283
Due to related parties, excluding current instalments	4	5,075,593,860	-
Total non-current liabilities		5,075,593,860	3,842,013,283

Total liabilities		5,402,987,564	4,086,787,911

Stockholders’ Equity
Common stock		213,191,683	213,191,683
Accumulated deficit		(414,711,656)	673,089,663
Other comprehensive income		5,545,570,972	5,545,570,972
Total Stockholders’ Equity		5,344,050,999	6,431,852,318

Total Liabilities and Stockholders’ Equity		$10,747,038,563	$10,518,640,229

The accompanying notes are an integral part of these condensed interim financial statements.

Fideicomiso Murano 2000 CIB/3001
Condensed Interim Statements of Profit or Loss and Other Comprehensive Income
For the nine-month periods ended September 30, 2024 and 2023
(Mexican pesos)

		For the nine-month periods ended September 30,
	Notes	2024	2023

Direct and selling, general and administrative expenses:
Depreciation and amortization		$74,832,593	$51,654
Property tax		999,090	1,245,204
Professional fees		49,553,843	43,105,789
Administrative services		123,445,623	6,672,737
Maintenance and conservation		2,480,000	2,820,000
Utility expenses		10,670,515	-
Advertising		-	240,000
Bank fees		19,186,473	-
Other costs		13,393	11,798
Total direct and selling, general and administrative expenses		281,181,530	54,147,182

Other income		6,152,072	14,309,466
Exchange rate (expense) income, net		(672,272,046)	390,629,305
Changes in fair value of financial derivative instruments		(41,557,895)	(25,088,145)
Interest income		19,523,343	-
Interest expense		(118,478,263)	-
(Loss) profit before income taxes		(1,087,801,319)	325,703,444

Income taxes	7	-	-

Net (loss) profit for the period		$(1,087,801,319)	$325,703,444

Total comprehensive (loss) income		$(1,087,801,319)	$325,703,444

The accompanying notes are an integral part of these condensed interim financial statements.

Fideicomiso Murano 2000 CIB/3001

Condensed Interim Statements of Changes in Stockholders’ Equity and Net Assets
For the nine-month periods ended September 30, 2024 and 2023
(Mexican pesos)

				Other Comprehensive Income
	Note	Common Stock	Retained earnings (accumulated deficit)	Revaluation of property, construction in process and equipment net of deferred income tax	Total

Balance as of January 1, 2023		$213,191,683	$400,536,645	$6,343,812,237	6,957,540,565

Profit for the period		-	325,703,444	-	325,703,444

Balance as of September 30, 2023		213,191,683	726,240,089	6,343,812,237	7,283,244,009

Balance as of January 1, 2024		213,191,683	673,089,663	5,545,570,972	6,431,852,318

Loss for the period		-	(1,087,801,319)	-	(1,087,801,319)

Balance as of September 30, 2024		$213,191,683	$(414,711,656)	$5,545,570,972	$5,344,050,999

The accompanying notes are an integral part of these condensed interim financial statements.

Fideicomiso Murano 2000 CIB/3001

Condensed Interim Statements of Cash Flows
For the nine-month periods ended September 30, 2024 and 2023
(Mexican pesos)

For the nine-month periods ended September 30,
2024	2023
Cash flows from operating activities:
(Loss) profit before income taxes	$(1,087,801,319)	$325,703,444
Adjustments for:
Depreciation of property, construction in process and equipment	74,832,594	51,654
Amortization of costs to obtain loans and commissions	46,187,477	3,292,535
Valuation of financial derivative instruments	43,348,480	25,088,146
Interest expense	118,478,263	-
Interest income	(19,523,343)	-
Effect on changes in foreign exchange rates	771,929,228	(308,879,740)
(52,548,620)	45,256,039
Changes in:
Increase in VAT and other receivables	(13,728,936)	(4,813,618)
Decrease in prepayments	581,833	5,487,851
Increase in related parties, net	(4,046,243)	(4,304,975)
Increase in trade payables	(15,907,535)	(5,557,305	)-
Net cash flows (used in) from operating activities	(85,649,501)	36,067,992

Cash flows used in investing activities:
Acquisition of property, construction in process and equipment	(1,052,586,806)	(1,037,979,310)
Reimbursement of guarantee deposit	812,602,920	519,432,194
Interest received	93,098,590	-
Net cash flows used in investing activities	(146,885,296)	(518,547,116)

Cash flows from financing activities:
Contributions for future common stock increase	156,449,411	-
Loan proceeds	420,620,427	799,731,203
Loan payments to third parties	(5,115,030,211)	(107,586,904)
Borrowing cost paid	-	(13,464,536)
Loans received from related parties	5,075,593,860	-
Interest paid	(160,453,659)	(5,297,375)
Net cash flows from financing activities	377,179,828	673,382,388

Net increase in cash and cash equivalents and restricted cash	144,645,031	190,903,264

Cash and cash equivalents and restricted cash at the beginning of the period	40,671,084	58,166,845

Cash and cash equivalents and restricted cash at the end of the period	$185,316,115	$249,070,109

The accompanying notes are an integral part of these condensed interim financial statements.

Fideicomiso Murano 2000 CIB/3001

Notes to the Condensed Interim Financial Statements
As of September 30, 2024 and December 31, 2023, and
for the nine-month periods ended September 30, 2024, and 2023
(Amounts in Mexican pesos)

1.	Reporting Entity and description of business

a.	Corporate information

On December 27, 2024, Elias Sacal Cababie, Chief Executive Officer, Marcos Sacal Cohen, Chief Operating Officer, David James Galan, Global Chief Financial Officer and Oscar Jazmani Mendoza Escobar, Chief Financial Officer Mexico, authorized the issuance of these condensed interim financial statements.

Fideicomiso Murano 2000 CIB/3001 (the “Trust” or “Fideicomiso Murano 2000”) has an address at Montes Urales no. 105, Lomas de Chapultepec III, Miguel Hidalgo, 11000, Mexico City. The Trust has no employees, and all administrative and construction services are provided by its related parties Murano Worl, S. A. de C. V, Servicios Corporativos BVG, S. A. de C. V., Edificaciones BVG, S. A. de C. V. and Murano Management, S. A. de C. V.

The Trust is part of the development of a resort complex in Grand Island, Cancun, Quintana Roo (the “GIC Complex”), which is ultimately expected to incorporate around 3,000 rooms and approximately 758 condominiums, a convention center (under the World Trade Center brand), a water park and a beach club. The Trust is involved in the development and operation of Phase I of the GIC Complex, which is described as follows:

I.
Phase one is nearing completion and when fully operational will have 1,016 rooms, under two hotel brands: (i) 400 rooms, operated under the “Vivid” brand, an adult-only brand; and (ii) 616 rooms, to be operated under the “Dreams” brand, a family-friendly brand. On April 1, 2024, the Vivid hotel began operations. The Dreams hotel is expected to commence operations in the second quarter of 2025, the Trust decided to delay the opening of Dreams, following consultation with the hotel operator, in order to utilize the learnings from the first few months of the operation of Vivid.  This includes small changes to the layout of Dreams, including more meeting and event space.  Furthermore the Trust has been able to satisfy some of the projected initial demand of the Dreams hotel by increasing the planned occupancy of the Vivid hotel.

b.	Significant transactions

i.
On September 12, 2024 the Group close a 144A bond financing issuing secured senior notes for U.S.$300 million. The main uses of this financing were to repay in full the balances of the secured mortgage syndicated loan from the Trust as well as the VAT credit, both described in Note 6. (1) and (2). The notes are secured by the private unit 1 owned by the Trust as well as the private unit 2 of the Cancun Complex and the collection rights of the hotel operation of the 1,016 keys.

ii.	The first phase of GIC I commenced operations with the opening of the Vivid Hotel on April 1, 2024.

iii.
In March 20, 2024, Murano Global Investments PLC, parent entity of Murano PV (sub-holding of the Group in Mexico), and HCM Acquisition Corp (“HCM”) completed the Amended and Restated Business Combination Agreement (“A&R BCA”). These condensed interim financial statements do not reflect any impact derived from this transaction since the accounting and economic impacts are reflected at the Murano Global Investments PLC level as this entity became the Public company in NASDAQ since that date.

iv.
In March 2023, the Group acquired a beach club in Cancun for an amount of $171 million (approximately U.S.$9.4 million). The Group signed a secured loan agreement with ALG Servicios Financieros México, S.A. de C.V., SOFOM E.N.R. (“ALG”) for a principal amount of U.S.$20 million. The first disbursement of U.S.$8 million, was used to finance the acquisition of the beach club land. In April and July 2023, the Group drew U.S.$5 million and U.S.$7 million, respectively, which were used for the construction of the beach club. The loan bears an annual interest rate of 10% and matures on December 1, 2030. The Group provided this beach club as a guarantee for this loan. ALG is incorporated as trustee in the guarantee trust of Fideicomiso Murano 2000 CIB/3001.

2.	Basis of preparation

In accordance with the “Ley General de Sociedades Mercantiles” and the statutes of the Trust, the Technical Committee of the Trust has the power to modify the financial statements after issuance. The financial statements will be submitted for approval at the next meeting of the Technical Committee.

a.	Statement of compliance

These condensed interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and should be read in conjunction with the Trust´s last annual financial statements as of and for the year ended December 31, 2023.

These condensed interim financial statements do not include all the information and disclosures required for a complete set of financial statements prepared in accordance with IFRS Accounting Standards and should be read in conjunction with the financial statements as of December 31, 2023 and 2022 and for the period then ended. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Trust’s financial position and performance since the last annual financial statements.

b.	Going concern basis

These condensed interim financial statements have been prepared assuming the Trust will continue as a going concern. which assumes that the Trust will be able to meet its obligations.

These condensed interim financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities and reported expenses that may otherwise be required if the going concern basis for the Trust as of and for the nine months ended September 30, 2024 and 2023 and for the nine months then ended, were not appropriate.

c.	Use of judgments and estimates

In preparing these condensed interim financial statements, management has made judgments and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgments made by management in applying the Trust’s accounting policies and the key sources of estimation uncertainty were the same as those described in the Trust’s last annual audited financial statements as of December 31, 2023.

Measurement of fair values:

A number of the Trust’s accounting policies require the measurement of fair values, for both financial assets and liabilities and non-financial assets and liabilities.

The Trust has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the chief financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, the valuation team assesses the evidence obtained from the third parties to support the conclusion that these valuations meet the requirements of the Accounting Standards, including the level in the fair value hierarchy in which the valuations should be classified.

When measuring the fair value of an asset or a liability, the Trust uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability are categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Trust recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

d.	Material accounting policies

These condensed interim financial statements follow the same accounting policies and methods of computation as the last annual financial statements.

e.	New accounting standards or amendments for 2024 and forthcoming requirements

A number of new accounting standards and amendments to accounting standards are effective for annual periods beginning after January 1, 2024 and have been adopted by the Trust. Their adoption has not had any material impact on the disclosure or the amounts reported in these condensed consolidated and combined interim financial statements. The Trust has not early adopted any forthcoming new or amended accounting standards in preparing these condensed consolidated and combined interim financial statements.  The Trust does not expect to have a significant impact from the adoption of the forthcoming standards.

3.	Cash and cash equivalents and restricted cash

As of September 30, 2024 and December 31, 2023 cash and cash equivalents and restricted cash is as follows:

	As of
	September 30, 2024	December 31, 2023

Bank deposits (1)	$185,316,115	$40,671,084

Total cash and cash equivalents and restricted cash	$185,316,115	$40,671,084

(1)
Fideicomiso Murano 2000 - In accordance with the long-term syndicated loan among Bancomext, Sabadell, Caixabank, NAFIN, Avantta,  Fideicomiso Murano 2000 (a subsidiary of Murano World) must maintain an interest reserve fund equivalent to a minimum of one quarterly interest payment. While the amount can be withdrawn to pay such interest without any penalty, Fideicomiso Murano 2000 is obligated to replace such interest reserve fund to a set minimum amount. As of December 31, 2023, the corresponding amounts in the reserve fund was $12,842,404. As of September 30, 2024 this loan was fully repaid (see Note 6).

4.	Related-party transactions and balances-

i.	Outstanding balances with related parties as of September 30, 2024 and December 31, 2023 are as follows:

	As of
	September 30, 2024	December 31, 2023
Receivable
Affiliate:
Operadora Hotelera GI, S. A. de C. V. (1)	$14,622,017	$4,870,138
Murano Management, S. A. de C. V. (2)	12,626,756	-
Total related parties receivable	$27,248,773	$4,870,138

Guarantee Deposit
Holding:
Murano World, S. A. de C. V. (3)	$-	$812,602,920

	As of
	September 30, 2024	December 31, 2023
Payable:
Affiliate:
Servicios Corporativos BVG, S. A. de C. V. (4)	$2,884,009	$8,298,071
Edificaciones BVG, S. A. de C. V.(5)	10,239,130	2,995,062
Murano Management, S. A. de C. V. (6)	13,101,448	-
Sofoplus S.A.P.I de C. V., SOFOM ER (7)	10,900,937	7,500,000
Fideicomiso Irrevocable de Emisión, Administración y Pago No. CIB 4323(8)	5,108,585,220	-
Total related parties payable	5,145,710,744	18,793,133

Current portion	$70,116,884	$18,793,133

Long-term portion	$5,075,593,860	$-

(1)	This balance is composed of the following transactions:

(i)	Guarantee deposit of $4,870,138 for hotel equipment lease payments.
(ii)	Advance payments granted for expense reimbursement in the amount of $9,751,879

(2)	This balance is a guarantee deposit granted to Murano Management, S. A. de C. V. on June 1, 2024 for specialized administrative services between the Trust and Murano Management.

(3)
On October 1, 2019, the Trust signed an agreement with Murano World, S.A. de C. V. for the for the acquisition, coordination and assembly of:  a) furniture, fixtures and equipment ("FF&E") , b) operating supplies and equipment ("OS&E"), and c) electrical and hydraulic equipment, wastewater treatment, swimming pools, fire extinguishing systems, air conditioning equipment, elevators, kitchens and cold storage of the 1,016 keys under the phase I of the Cancun Complex in the amount of U.S.$80,000,000.  As of September 30, 2024 he balance of this guarantee deposit has been paid in full to the Trust.

(4)	This balance is generated by specialized administrative services given to the Trust.

(5)	This balance is generated by construction services given to the Trust.

(6)	Specialized administrative services given to the Trust.

(7)	Financial factoring with suppliers for discounting of their invoices with Sofoplus.

(8)	This balance is composed of the following loan agreements:

(i)
On September 12, 2024, the issuer trust Fideicomiso Irrevocable de Emisión, Administración y Pago No. CIB/4323 granted to Fideicomiso Murano 2000 a loan agreement with maturity of 7 years in the amount of $194,337,070. This loan accrues interest at an annual rate of a 11% plus a 2% of payment in kind (PIK) interest which is capitalized during the first 3 years of the credit.

(ii)
On September 12, 2024, the issuer trust Fideicomiso Irrevocable de Emisión, Administración y Pago No. CIB/4323  a loan agreement with maturity of 7 years in the amount of U.S.$248,161,222. This loan accrues interest at an annual rate of a 11% plus a 2% of payment in kind (PIK) interest which is capitalized during the first 3 years of the credit.

Contributions for future capital increase

Contributions for future capital increase are contributions granted by the shareholders of the Trust that will become part of the net parent investment on a certain date or when certain conditions are met, these contributions are recognized at the transaction price as a liability since there is no present value interest component to recognize.  As of September 30, 2024 Murano World, S. A. de C. V. has granted to the Trust $156,449,411 of contributions for future capital increase.

5.	Property, construction in process and equipment

    Reconciliation of carrying amounts

	Land	Construction in process	Buildings		Elevators		Furniture(1)	Total
Cost:

Balances as of January 1, 2023	$2,963,700,548	$5,947,355,796	$		$		$688,723	$8,911,745,067
Additions		1,234,774,831		-		-	-	1,234,774,831
Revaluation	36,318,974	(834,560,239)		-		-	-	(798,241,265)

Balances as of December 31, 2023	$3,000,019,522	$6,347,570,388		$-		$-	$688,723	$9,348,278,633

Balances as of January 1, 2024	$3,000,019,522	$6,347,570,388		$-		$-	$688,723	$9,348,278,633

Additions		1,052,586,806		-		-		1,052,586,806
Capitalization of FF&E and
OS&E, buildings and elevators	-	(3,259,799,672)		2,997,828,444		9,586,976	252,384,252	-

Balances as of September 30, 2024	$3,000,019,522	$4,140,357,522		$2,997,828,444		$9,586,976	$253,072,975	$10,400,865,439

	Land	Construction in process	Buildings	Elevators	Furniture(1)	Total
Accumulated depreciation:
Balances as of January 1, 2023	$-	$-	$-	$-	$(11,478)	$(11,478)

Depreciation	-	-	-	-	(68,872)	(68,872)

Balances as of December 31, 2023	-	-	-	-	(80,350)	(80,350)

Balances as of January 1, 2024	-	-	-	-	(80,350)	(80,350)

Depreciation	-	-	(36,845,224)	(479,349)	(37,508,021)	(74,832,594)

Balances as of September 30, 2024	-	-	(36,845,224)	(479,349)	(37,588,371)	(74,912,944)

Carrying amounts as of:
December 31, 2023	$3,000,019,522	$6,347,570,388	$-	$-	$608,373	$9,348,198,283

September 30, 2024	$3,000,019,522	$4,140,357,522	$2,960,983,220	$9,107,627	$215,484,604	$10,325,952,495

(1)	Includes FF&E and OS&E assets.

Construction in process

GIC I is a hotel complex with up to 1,016 rooms, currently under construction in Cancun, Quintana Roo; the total amount expected to be invested in the construction is $3,200,000,000, excluding land and financial costs. For the nine-months period ended September 30, 2024, and the year ended December 31, 2023, construction cost incurred were $1,086,251,752 and $1,106,639,896, respectively.

Capitalization of borrowing cost included in the construction costs of the above-described hotel complexes, for the nine-months period ended September 30, 2024 and for the year ended December 31, 2023 was $127,341,416 and $275,133,471, respectively. These borrowing costs were calculated using a capitalization rate of 100%  before the operation period of Vivid starting April 1, 2024, after that date the capitalization is 60% as the loan held by the Trust is specific and directly attributable to the construction in process.

Measurement of fair value

Land and construction in process

Fair value hierarchy

The Group engages third-party qualified appraisers to perform the valuation of the land and construction in process annually. The technical committee works closely with qualified external appraisers to establish the appropriate valuation techniques and inputs to the model.

The fair value measurement for the land and construction in process has been categorized as a Level 3 fair value based on the inputs to the valuation technique used. Changes in fair value are recognized in Other Comprehensive Income (OCI).

Valuation technique and significant unobservable inputs

The following table shows the valuation technique used in measuring the fair value of the land and construction in process, as well as the significant unobservable inputs used.

The revaluation loss as of December 31, 2023 was $834,560,239. The Trust did not revalue the assets for the interim period ended September 30, 2024 and 2023 as no factors or indicators were identified that could give rise to a material change in the fair value from the prior period revaluation.

Valuation technique		Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value measurement

Land

Trust directors use the market-based approach to determine the value of the land as described in the valuation reports prepared by the appraisers.

In estimating the fair value of the subject assets, the appraiser performed the following:

The appraiser compared the comps to the Subject Assets using comparison elements that include market conditions, location, and physical characteristics.

•          Location (0.80 - 1).
•          Size (1.08 - 1.20).
•          Market conditions (0.8 - 1).
The estimated fair value would increase if the adjustments applied were higher.
•	Researched market data to obtain information pertaining to sales and listings (comps) that are similar to the Subject Asset.
•	Selected relevant units of comparison (e.g., price per square meter), and developed a comparative analysis for each.
•	Compared the comps to the Subject Asset using elements of comparison that may include, but are not limited to, market conditions, location, and physical characteristics; and adjusted the comps as appropriate.
•	Reconciled the multiple value indications that resulted from the adjustment of the comps into a single value indication.
•	The selected price per square meter is consistent with market prices paid by market participants and/or current asking market prices for comparable properties.

Construction in process

Trust directors use the cost approach to determine the value of construction in process as described in the valuation reports prepared by the appraisers.
In estimating the fair value of building and site improvements, the appraiser performed the following:

		The appraiser used an adjustment factor regarding the status of the construction in process. Work in progress adjustment (0.6 - 0.98).	The estimated fair value would increase if the adjustments applied were higher.
•	Estimated replacement cost of the building and site improvements, as though new, considering items such as indirect costs.
•	Estimated and applied deductions related to accrued depreciation, resulting from physical deterioration, and work in progress.

Carrying amount

Had the Group’s land and construction in process been measured on a historical cost basis, their carrying amount would have been as follows:

	As of
	September 30, 2024	December 31, 2023

Land	$203,300,683	$203,300,683
Construction in process	2,491,046,243	3,378,135,527

Total	$2,694,346,926	$3,581,436,210

Security

As of September 30, 2024 and December 31, 2023, properties with carrying amount of $10,400,865,439, and $9,348,198,283, respectively, were subject to a registered debenture that forms part of the security for the syndicated bank loan (see Note 6). A list of the properties and related loans is as follows:

Property	Associated Credit Reference
Unit 1, 2, 4 y 5 / Grand Island	See Note 6 Terms and repayment schedule (1 and 2)

6.	Long-term debt
	As of
	September 30, 2024	December 31, 2023

Current liabilities:
Current portion of secured bank loans	$-	$48,554,898
Interest	-	60,691,653
Total current liabilities	$-	$100,246,551

Non-current liabilities:
Secured bank loan	$-	$3,842,013,283
Total non-current liabilities	$-	$3,842,013,283

The secured syndicated bank loan is secured over land and construction in process with a carrying amount $9,348,198,283as of December 31, 2023. On September 12, 2024, this loan was re-paid in full.

					As of
	Currency	Nominal interest rate 2024	Nominal interest rate 2023	Maturity	September 30, 2024	December 31, 2023

Fideicomiso Murano 2000 CIB/3001 (subsidiary of Murano World):
Banco Nacional de Comercio Exterior S.N.C. Institución de Banca de Desarrollo (“Bancomext”) (1)	USD	SOFR + 4.0116%	SOFR + 4.0116%	2033	$-	$1,013,610,000
Caixabank, S.A. Institución de Banca Múltiple (“Caixabank”) (1)	USD	SOFR + 4.0116%	SOFR + 4.0116%	2033	-	1,013,610,000
Sabadell, S.A. Institución de Banca Múltiple (“Sabadell”) (1)	USD	SOFR + 4.0116%	SOFR + 4.0116%	2033	-	844,675,000
Avantta Sentir Común, S. A. de C.V., SOFOM, E.N.R. (Avantta) (1)	USD	SOFR + 4.0116%	N/A	2033	-
Nacional Financiera, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo (“NAFIN”) (1)	USD	SOFR + 4.0116%	SOFR + 4.0116%	2033	-	1,010,419,654
Bancomext (2)	MXN	TIIE 91 + 2.75%	TIIE 91 + 2.75%	See (2)	-	54,441,003
Cost to obtain loans and commissions			TIIE 91 + 2.75%	See (2)		(46,187,476)
Total Fideicomiso Murano 2000					-	3,890,568,181

Accrued interest payable					-	108,029,151
Total debt						6,682,672,814

Current instalments					-	2,039,355,678

Long-term debt, excluding current instalments					$-	$4,643,317,136

(1)
Syndicated secured mortgage loan of up to U.S.$160,000,000. Operadora GIC I is jointly liable for this loan as well as Murano World. On July 11, 2022 NAFIN joined the syndicated loan under the same terms as the other lenders, granting U.S.$34,811,150 to Fideicomiso Murano 2000.

On August 24, 2023 the Group restructured the syndicated loan to increase the credit line by U.S.$45,000,000, with a variable interest rate based on the quarterly SOFR rate with a fixed spread of 4.0116%. The credit extension was documented through two tranches of debt:

Tranche B of U.S.$35,000,000 to be used to finalize the construction of phase I of the GIC Complex and Tranche C of U.S.$10,000,000 to be used to cover additional project costs and capital requirements for the development of the GIC Complex. NAFIN is funding U.S.$35,000,000 under Tranche B and Sabadell is funding the remaining U.S.$10,000,000 under Tranche C to Fideicomiso Murano 2000.

On February 1, 2024, the Group received U.S.$6,000,000 related to Tranche C.

On April 9, 2024, an amendment to the syndicated secured mortgage loan of Fideicomiso Murano 2000 was signed by and between Avantta Sentir Común, S. A. de C.V., SOFOM, E.N.R., as adherent creditor and assignee, Sabcapital, S.A. de C.V., SOFOM, E.R., as the assignor, with the appearance of Sabadell in its capacity as administrative and collateral whereby the assignor assigned and transferred to the assignee its rights and obligations owned as a Tranche C creditor representing 60% of the tranche C commitment, amounting to U.S. $6,000,000.00 as the assigned amount.

On May 14, 2024, the Trust received the remaining U.S.$4,000,000 related to the tranche C of this Syndicated loan.

The loan maturity date is February 5, 2033. The agreement is subject to Mexican laws and the jurisdiction of the courts of Mexico City. The loan agreement includes the plot of land number 2 and the beach club – Playa Delfines of the Cancun complex as new guarantees.

As of September 12, 2024 the balance of the Syndicated secured mortgage loan described above was repaid in full.

(2)
Secured loan under a credit line of up to U.S. $31,480,000 to finance VAT receivable with a 36-month maturity or earlier on collection of such VAT receivables from Mexican Authorities, with unpaid balances, if any, after 36 months payable within 18 months.

On December 18, 2023 the Group and the lender extended the maturity period of this loan to December 2024.

On April 11, 2024 and May 24, 2024, the Trust received $137,615,652 and $63,051,049, respectively

As of September 12, 2024 the balance of the secured loan under a credit line to finance VAT receivable described above was repaid in full.

The loan agreement referred to above include covenants and restrictions that require, among other things, to provide quarterly and annually the lenders with the companies’ internal financial statements and compliance with certain ratios. Noncompliance with such requirements constitutes an event of default under which the respective loan may become immediately due and payable.

As of September 30, 2024, the Trust complied with all terms and covenants included in the loan agreements.

As of December 31, 2023, the Trust complied with all terms and covenants included in the loan agreements, except for the following:

Fideicomiso Murano 2000 CIB/3001 (subsidiary of Murano World)

The Trust anticipated that it might not have the debt service reserve account fully funded as of December 31, 2023, and requested a waiver from the lenders. Such waiver was received on December 29, 2023. Consequently, the breach was waived as of December 31, 2023.

7.	Income tax

The trust does not carry out business activities in accordance with the provisions of the rule 3.1.15 of the Miscellaneous Tax Resolutions in Mexico, as long as the Trust is in compliance with the requirements mentioned therein, it will not be obliged to present monthly income tax returns; However for VAT purposes the Trust needs mandatory to present monthly definitive VAT tax returns in accordance with the provisions of the article 74 of the VAT law.

The trustees or, where applicable, the settlors must pay taxes in the terms of the titles of the Income Tax Law that corresponds to them, with respect to all the taxable income and authorized deductions that they obtain through the Trust.

8.	Commitments and contingencies

1.
In accordance with  Mexican Tax Law, companies carrying out transactions with related parties are subject to certain requirements as to the determination of prices, which should be similar to those that would be used in arm´s-length transactions. Should the tax authorities examine the transactions and reject the related-party prices, they could assess additional taxes plus the related inflation adjustment and interest, in addition to penalties of up to 100% of the omitted taxes.

2.
The Trust, like its assets, are not subject to any legal contingency other than those of a routine nature and characteristic of the business. From transactions with related parties, tax differences could arise if the tax authority, when reviewing said operations, considers that the process and amounts used by the Trust are not comparable to those used with or between independent parties in comparable operations.

9.	Subsequent events

1.
On October 17, 2024, Murano PV, the sub holding company of the Group in Mexico and Nafin signed a secured loan agreement up to U.S.$70,378,287. This loan is intended to assist the Group with its working capital needs and compliance with its financial obligations including the conclusion of phase I of the Cancun Complex (GIC I). The maturity of this loan is October 28, 2027. The Group received the tranche A and part of the tranche B on October 28, 2024, in the amount of U.S.$54,942,059 at the signature date of the agreement.  The interest will be capitalized during the term of the loan at the interest rate of SOFR + 3.75% for the first year, SOFR + 4.00% for the second year and SOFR + 4.25% for the third year.

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